As filed with the U.S. Securities and Exchange Commission on August 8, 2007

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:     AdvisorShares Trust

Address of Principal Business Office (No. and Street, City, State and Zip Code):

c/o AdvisorShares Investments, LLC

5604 Wilson Lane

Bethesda, Maryland  20814

Telephone Number (including area code): (202) 321-9008

Name and address of agent for service of process:

Noah Hamman

AdvisorShares Investments, LLC

5604 Wilson Lane

Bethesda, Maryland  20814

COPY TO:

W. John McGuire, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, D.C.  20004

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☐ Yes     ☒ No

Item 1.                    Exact Name of Registrant:

AdvisorShares Trust

Item 2.                    Name of state under the laws of which registrant was organized or created and the date of such organization or creation:

Delaware; August 1, 2007

Item 3.                    Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, fund)

Statutory Trust

Item 4.                    Classification of registrant (face amount, UIT, or management company)

Management company

Item 5.                    If registrant is management company:

(a) state whether registrant is closed-end company or open-end company

Open-end

(b) state whether registrant is registering as a diversified company or non-diversified

Diversified

Item 6.                    Name and address of each investment adviser of registrant

AdvisorShares Investments, LLC

5604 Wilson Lane

Bethesda, Maryland  20814

Item 7.                    If registrant is an investment company having a board of directors, state the name and address of each officer and director:

The name and address of the initial Trustee is:

Noah Hamman

AdvisorShares Investments, LLC

5604 Wilson Lane

Bethesda, Maryland  20814

Item 8.                    If registrant is unincorporated investment company not having a board of directors:

Not applicable

Item 9.                    (a)  State whether registrant is currently issuing and offering its securities directly to the public:

No

(b)  If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter:

Not applicable

(c)  If the answer to 9a is no and the answer to 9b is not applicable state whether registrant presently proposes to make a public offering of its securities:

Yes

(d)  State whether registrant has any securities currently issued and outstanding.

No

(e). If the answer to Item 9d is yes, state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper), and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Not applicable

Item 10.                 State the current value of registrant’s total assets:

$0

Item 11.                 State whether registrant has applied or intends to apply for a license to operate as a small business

No

Item 12.                 Attach as an exhibit a copy of the registrant’s last regular periodic report to its  security holders if any

Not Applicable

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Bethesda, and state of Maryland on August 8, 2007.

ADVISORSHARES TRUST

/s/ Noah Hamman
Noah Hamman
Initial Trustee

Attest:	/s/ Lisa Hamman
Lisa Hamman